APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Mango Bahia
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period 1-Jan-20	Prior Period 1-Jan-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	46,000.00	46,000.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	46,000.00	46,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-

Total Other Assets			-	-
TOTAL ASSETS	$		46,000.00	$ 46,000.00
LIABILITIES				
Current Liabilities:				
Accounts Payable	$		-	$
Business Credit Cards			-	-
Sales Tax Payable			-	-
Payroll Liabilities			-	-
Other Liabilities			-	-
Current Portion of Long-Term Debt			-	-
Total Current Liabilities			-	-
Long-Term Liabilities:				
Notes Payable			-	-
Mortgage Payable			12,000.00	14,000.00
Less: Current portion of Long-term debt			-	-
Total Long-Term Liabilities			12,000.00	14,000.00
EQUITY				
Owner's Equity			34,000.00	32,000.00
Opening Retained Earnings			-	-
Dividends Paid/Owner's Draw			-	-
Net Income (Loss)			-	-
Total Equity			34,000.00	32,000.00
TOTAL LIABILITIES & EQUITY	$		46,000.00	$ 46,000.00
Balance Sheet Check			-	-

Mango Bahia
Income Statement - unaudited
For the period ended 12/31/19

	Current Period 1/1/19 - 12/31/19	Prior Period 1/1/18 - 12/31/18
REVENUES		
Sales	$ 24,000.00	$ 14,000.00
Other Revenue	-	-
TOTAL REVENUES	**24,000.00**	**14,000.00**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	9,950.00	5,250.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	9,950.00	5,250.00
GROSS PROFIT (LOSS)	14,050.00	8,750.00
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	250.00	250.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	500.00	500.00
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	800.00	500.00
Rental Payments	4,500.00	4,500.00
Salaries	8,000.00	3,000.00
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	14,050.00	8,750.00

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Mango Bahia
Statement of Cash Flow - unaudited
For the period ended 12/31/19

	Current Period 1/1/19 - 12/31/19	Prior Period 1/1/18 - 12/31/18
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Mango Bahia
Statement of Changes in Members Equity- unaudited
For the period ended 12/31/19

	Current Period	Prior Period
	1/1/19 - 12/31/19	1/1/18 - 12/31/18
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	-	-
Net Income	-	-
MEMBER'S EQUITY - ENDING	-	-

I, Monica Wright, certify that:

1. The financial statements of Association of Child Daycare Providers, Inc. dba Mango Ba hia included in this Form are true and complete in all material respects; and
2. The tax return information of Association of Child Daycare Providers, Inc. dba Mango Ba hia included in this Form reflects accurately the information reported on the tax return for Association of Child Daycare Providers, Inc. dba Mango Ba hia for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: [signature] 5C113E1DE66F4BD...

Name: Monica Wright

Title: Founder